Exhibit 99.2

GCL Announces Voluntary Conditional Cash Offer for Ban Leong Technologies Limited at S$0.6029 per Share

●   Transaction expected to expand GCL’s bundled product offerings and have a positive impact on GCL’s adjusted EBITDA

Singapore - April 30, 2025 – GCL Global Holdings Ltd (NASDAQ: GCL) (“GCL” or the “Company”), a leading provider of games and entertainment, today announced that its indirectly wholly-owned subsidiary, Epicsoft Asia Pte. Ltd. (the “Offeror”), has made a voluntary conditional cash offer (the “Offer”) of S$0.6029 per share (approximately US$0.4580 per share) (the “Offer Price”) to acquire all of the issued and paid-up ordinary shares in the capital of Ban Leong Technologies Limited (SGX: B26) , excluding shares held in treasury (the “Shares”) pursuant to Rule 15 of the Singapore Code on Take-overs and Mergers (“Code”) and subject to the terms and conditions in the formal offer document (the “Offer Document”) to be issued by the Offeror in accordance with the Code. Ban Leong Technologies Limited (“Ban Leong”) is listed on the Singapore Exchange Securities Trading Limited (“SGX-ST”) and is Singapore’s leading distributor in computer hardware and I.T. accessories. On April 30, 2025, the Offeror made an announcement of the Offer (the “Offer Announcement”) on the website of the SGX-ST. The Offeror is a direct wholly-owned subsidiary of GCL Global Pte. Ltd. (“GGPL”), which is in turn an indirectly wholly-owned subsidiary of the Company.

For over 30 years, Ban Leong has distributed a wide range of technology products across Asia that include IT accessories, gaming components, smart (IOT) technology, and commercial products. Ban Leong is an authorized distributor for over 50 well-known brands, including Razer, Nvidia, Samsung, Huawei, TP-Link, and LG. Ban Leong’s multi-channel distribution strategy encompasses e-commerce platforms, brick-and-mortar retailers, chain stores, and direct sales to corporate resellers and system integrators, and operating service centres in Singapore, Malaysia, and Thailand that provide technical support and repair services.

Transaction highlights and strategic rationale

This transaction aligns with GCL’s strategy to deliver next-generation gaming experiences to the global gaming community while enhancing its business growth and profit margin profile. GCL plans to:

•	Leverage Ban Leong’s focus on consumer electronics and gaming hardware, as well as its longstanding partnership with a leading graphics card manufacturer, to capitalize on the rising demand for high-performance chipsets in gaming and AI applications;

•	Drive B2C sales of peripheral gaming hardware—such as custom gaming monitors, PC components designed to complement GCL’s digital content, and bundled product offerings;

•	Introduce branded, high-performance gaming laptops and consoles pre-installed with GCL game titles to strengthen GCL’s brand in the gaming industry; and

•	Leverage Ban Leong’s sales network to expand GCL’s existing distribution footprint across Asia.

Sebastian Toke, Group CEO of GCL, said, “We believe the Offer Price presents an attractive offer to Ban Leong shareholders by allowing them to sell the Shares at a premium to market price in a market with limited liquidity without having to pay brokerage fees.”

Mr. Toke further elaborated, saying, “We look forward to integrating Ban Leong with the GCL group and utilizing our combined marketing and procurement strategies to drive operational efficiencies and unlock additional revenue synergies. This transaction presents a unique opportunity to accelerate the expansion of GCL’s Asian footprint, while enhancing our product portfolio with new licensing opportunities, customized hardware, co-branded products, and additional IT components, thereby diversifying revenue streams and further strengthening our comprehensive gaming ecosystem. We firmly believe that the continued evolution in AI and graphics processing power will expand the frontiers of gamers’ experience in the future. Adding unique branded products to our product offerings will help solidify our leading position in a rapidly changing industry.”

Financial Impact and Financing of the Offer

Based on public filings, Ban Leong’s revenue was S$97,533,912 and S$208,080,530 for the six months ended September 30, 2024, and for the fiscal year ended March 31, 2024, respectively. This transaction is expected to have a positive impact on GCL’s adjusted EBITDA. The Offer will be financed by a secured term loan facility provided by The Hongkong and Shanghai Banking Corporation Limited, Singapore Branch and Offeror’s cash on hand.

Summary of Offer Terms

The Offer is conditional upon the Offeror having received, by the close of the Offer, valid acceptances (which have not been withdrawn) of such number of Offer Shares which will result in the Offeror and parties acting or deemed to be acting in concert with it holding such number of Shares carrying more than 50% of the voting rights attributable to the issued share capital of Ban Leong (excluding any Shares held in treasury) (the “Minimum Acceptance Condition”). Save for the Minimum Acceptance Condition, the Offer is unconditional in all other respects.

The Offer Price is S$0.6029 (approximately US$0.4580) in cash for each Share. This represents the highest price at which the ordinary shares have traded since Ban Leong’s Singapore listing in June 2005 and the following premiums over the historical transacted prices of the Shares on the SGX-ST:

•	a premium of 60.8% to the last transacted price per Share of S$0.375, as quoted on the SGX-ST on April 29, 2025 (“Last Trading Day”), being the last full trading day prior to the Offer Announcement[1,2];

•	a premium of 63.9% to the 1-month volume weighted average price (“VWAP”) up to the Last Trading Day[1,2];

•	a premium of 69.3% to the 3-month VWAP up to the Last Trading Day[1,2];

•	a premium of 73.4% to the 6-month VWAP up to the Last Trading Day[1,2]; and

●	a premium of 75.5% to the 12-month VWAP up to the Last Trading Day[1,2].

The Offeror does not currently intend to increase the Offer Price but reserves the right to revise the terms of the Offer in accordance with the Code if there is a competing offer.

[1]	The VWAP calculations used in the table above are based on data extracted from Bloomberg L.P. using total value of Shares over the total volume of Shares traded for the relevant period.
[2]	The percentages are rounded to the nearest decimal place.

Irrevocable Undertakings

As of the date of the Offer Announcement, the Offeror has received irrevocable undertakings from Mr. Teng Woo Boon Ronald, Managing Director of Ban Leong, and Ms. Teo Su Ching, Mr. Teng’s wife, representing an aggregate of approximately 28.13% of the total number of issued shares in the capital of Ban Leong (excluding treasury shares), to accept the Offer.

Compulsory Acquisition and Listing Status

If the Offeror receives valid acceptances pursuant to the Offer or acquires Shares from the date of dispatch of the Offer Document of not less than 90% of the total number of Ban Leong’s issued Shares (excluding treasury shares), the Offeror will have the right to compulsorily acquire, at the Offer Price, Shares from Ban Leong shareholders who have not accepted the Offer.

The Offeror intends to seek a delisting of Ban Leong from the SGX-ST if the minimum free float requirement is not met.

Directors’ Responsibility Statement pursuant to the Code

The sole director of the Offeror and the directors of GGPL (including those who may have delegated detailed supervision of this press release) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this press release are fair and accurate and that there are no other material facts not contained in this press release, the omission of which would make any statement in this press release misleading, and they jointly and severally accept responsibility accordingly.

Where any information has been extracted or reproduced from published or otherwise publicly available sources or obtained from Ban Leong (including without limitation, relating to Ban Leong and its subsidiaries), the sole responsibility of the sole director of the Offeror and the directors of GGPL has been to ensure, through reasonable enquiries, that such information is accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this press release.

This press release should be read in conjunction with the full text of the Offer Announcement filed by the Company on a Form 6-K, on April 30, 2025, available on the Securities and Exchange Commission (“SEC”) website at www.sec.gov.

No Offer or Solicitation

This news release is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

About GCL Global Holdings Ltd.

GCL Global Holdings Ltd. leverages its diverse portfolio of digital and physical content to bridge cultures and audiences by introducing Asian-developed IP to a global audience across consoles, PCs, and streaming platforms.

Learn more at http://www.gclglobalholdings.com.

About GCL Global Pte. Ltd.

GCL Global Pte. Ltd. unites people through immersive games and entertainment experiences, enabling creators to deliver engaging content and fun gameplay experiences to gaming communities worldwide with a strategic focus on the rapidly expanding Asian gaming market. It is an indirect wholly-owned subsidiary of GCL Global Holdings Ltd.

About Epicsoft Asia Pte. Ltd.

Epicsoft Asia Pte. Ltd. (“Epicsoft Asia”), a wholly-owned subsidiary of GCL Global Pte. Ltd., is a premier distributor of interactive entertainment software. With a robust network and a proven track record of successful game launches, Epicsoft Asia is dedicated to bringing premier gaming experiences to players across Taiwan, Hong Kong, and Southeast Asia.

About Ban Leong Technologies Limited

Ban Leong Technologies was incorporated in Singapore on 18 June 1993 and was listed on the Main Board of the Singapore Stock Exchange on 23 June 2005. The principal activities of the company and its subsidiaries are the wholesale and distribution of computer peripherals, accessories and other multimedia products. It distributes a wide range of technology products, with key segments that include IT accessories, gaming, multimedia, smart technology and commercial products. The company is headquartered in Singapore with regional offices in Malaysia and Thailand.

Forward-Looking Statements

This press release includes “forward-looking statements” made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements may also include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the estimated implied enterprise value of the Company, GCL’s ability to scale and grow its business, the advantages and expected growth of the Company, and the Company’s ability to source and retain talent. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of GCL’s management and are not predictions of actual performance.

These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although GCL believes that it has a reasonable basis for each forward-looking statement contained in this press release, GCL cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in the proxy statement/prospectus included in the Registration Statement relating to the recent business combination, filed by the Company with the SEC on December 31, 2024 and other documents which will be filed by the Company from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. GCL cannot assure you that the forward-looking statements in this press release will prove to be accurate. There may be additional risks that GCL presently knows or that GCL currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of GCL as of the date of this press release. Subsequent events and developments may cause those views to change. However, while GCL may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of GCL as of any date subsequent to the date of this press release. Except as may be required by law, GCL does not undertake any duty to update these forward-looking statements.

GCL Investor Relations:

Crocker Coulson

crocker.coulson@aummedia.org

(646) 652-7185

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